UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

YPF Sociedad Anónima
(Name of Subject Company (Issuer))
Petersen Energía Inversora, S.A.,
Enrique Eskenazi,
Sebastián Eskenazi,
Matías Eskenazi Storey and
Ezequiel Eskenazi Storey
(Names of Filing Person (Offeror))

CLASS A SHARES; CLASS B SHARES
CLASS C SHARES; CLASS D SHARES
par value 10 Pesos per share
and
AMERICAN DEPOSITARY SHARES, each representing one Class D Share
(Title of Class of Securities)

Class A Shares (P9897X107); Class B Shares (P9897X115)
Class C Shares (P9897X123); Class D Shares (P9897X131)
American Depositary Shares (984245100)
(CUSIP Number of Class of Securities)

Petersen Energía Inversora, S.A.	Grupo Petersen
Velázquez 9, planta 1	Cerrito 740, 11[o] Piso
28006, Madrid, Spain	(C1010AAP) Buenos Aires, Argentina
Attn: Luis María Morales	Attn: Mauro R. Dacomo
+34-915-750-008	+54-11-5-555-0103
(Name, Address and Telephone Numbers of Person	(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Person)	Authorized to Receive Notices and Communications on Behalf of Filing Person)
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$89,603,993	$3,521.44

*	For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the Transaction Valuation was calculated on the basis of (i) the aggregate of 907 shares of common stock held by U.S. holders and 1,811,105 American Depositary Shares held by U.S. holders, that may be purchased in this offer to purchase and (ii) the tender offer price of U.S. $49.45 (forty-nine dollars and forty-five cents) per share of common stock or American Depositary Share.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, is U.S. $39.30 (thirty-nine dollars and thirty cents) per U.S. $1,000,000 (one million dollars) of the aggregate Transaction Value. Accordingly, the filing fee is calculated by multiplying the aggregate Transaction Value by 0.00003930.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,521.44	Filing Party: Petersen Energía Inversora, S.A., Enrique Eskenazi, Sebastián Eskenazi, Matías Eskenazi Storey and Ezequiel Eskenazi Storey

Form or Registration No.: Schedule TO-T	Date Filed: September 11, 2008
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☑	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Petersen Energía Inversora, S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

BK, OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Kingdom of Spain

	7	SOLE VOTING POWER

NUMBER OF		0 (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		393,313 Class D Shares (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

393,313 Class D Shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

393,313 Class D Shares (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1% of the total Class D Shares outstanding. (See Item 5)

14	TYPE OF REPORTING PERSON

CO
* Each ADS may be exchanged for one Class D Share.

13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Enrique Eskenazi

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, BK, OO, PF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Argentina

	7	SOLE VOTING POWER

NUMBER OF		0 (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		ADSs: 98,328,198 (representing 98,328,198 Class D Shares)* (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

ADSs: 98,328,198 (which representing 98,328,198 Class D Shares)* (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

ADSs: 98,328,198 (representing 98,328,198 Class D Shares)* (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.1% of the total Class D Shares outstanding (the 98,328,198 ADSs representing 98,328,198 Class D Shares). (See Item 5)

14	TYPE OF REPORTING PERSON

IN
* Each ADS may be exchanged for one Class D Share.

13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sebastián Eskenazi

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, BK, OO, PF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Argentina

	7	SOLE VOTING POWER

NUMBER OF		0 (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		ADSs: 98,328,198 (representing 98,328,198 Class D Shares)* (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

ADSs: 98,328,198 (representing 98,328,198 Class D Shares)* (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

ADSs: 98,328,198 (representing 98,328,198 Class D Shares)* (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.1% of the total Class D Shares outstanding (the 98,328,198 ADSs representing 98,328,198 Class D Shares). (See Item 5)

14	TYPE OF REPORTING PERSON

IN
* Each ADS may be exchanged for one Class D Share.

13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Matías Eskenazi Storey

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, BK, OO, PF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Argentina

	7	SOLE VOTING POWER

NUMBER OF		0 (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		ADSs: 98,328,198 (representing 98,328,198 Class D Shares)* (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

ADSs: 98,328,198 (representing 98,328,198 Class D Shares)* (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

ADSs: 98,328,198 (which represents 98,328,198 Class D Shares)* (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.1% of the total Class D Shares outstanding (the 98,328,198 ADSs representing 98,328,198 Class D Shares). (See Item 5)

14	TYPE OF REPORTING PERSON

IN
* Each ADS may be exchanged for one Class D Share.

13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ezequiel Eskenazi Storey

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, BK, OO, PF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Argentina

	7	SOLE VOTING POWER

NUMBER OF		0 (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		ADSs: 98,328,198 (representing 98,328,198 Class D Shares)* (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

ADSs: 98,328,198 (representing 98,328,198 Class D Shares)* (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

ADSs: 98,328,198 (representing 98,328,198 Class D Shares)* (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.1% of the total Class D Shares outstanding (the 98,328,198 ADSs representing 98,328,198 Class D Shares). (See Item 5)

14	TYPE OF REPORTING PERSON

IN
* Each ADS may be exchanged for one Class D Share.

13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Petersen Energía, S.A. Petersen Energía Pty Ltd. Petersen Energía Inversora Holding GmbH

     This Amendment No. 1 amends and supplements the Tender Offer Statement and Schedule TO (the "Schedule TO”) filed with the Securities and Exchange Commission (“SEC”) on September 11, 2008, by Petersen Energía Inversora, S.A. (“Purchaser”), a corporation (sociedad anónima) organized under the laws of the Kingdom of Spain and a direct wholly-owned subsidiary of Petersen Energía Inversora Holding GmbH, a limited liability company (GmbH) organized under the laws of the Republic of Austria (“Holding”), together with Enrique Eskenazi, Sebastián Eskenazi, Matías Eskenazi Storey and Ezequiel Eskenazi Storey (collectively, the “Eskenazi Family”, and together with the Purchaser, the "Bidders”). The Schedule TO relates to the offer by the Bidders to purchase (1) Class A Shares, Class B Shares, Class C Shares and Class D Shares of YPF Sociedad Anónima (“YPF” or the “Issuer”), a corporation (sociedad anónima) organized under the laws of the Republic of Argentina (“Argentina”) (all such shares having par value of 10 Pesos per share, collectively, the “Shares”) held by U.S. Persons (as defined below) and (2) all outstanding American Depositary Shares (each representing one Class D Share of YPF) (the “ADSs”, and together with the Shares, the "Securities”), at a price of U.S. $49.45 (forty-nine dollars and forty-five cents) per Security, in cash (the “Offer Price”), without interest thereon, less any withholding taxes and, if applicable, any Distributions, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 11, 2008 (the “U.S. Offer to Purchase” ) and in the related documents (which, together with any amendments or supplements thereto, collectively constitute the “U.S. Offer” ), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) through (a)(1)(I). The U.S. Offer is being made in conjunction with an offer by the Purchaser in Argentina for all outstanding Shares (but not ADSs) (the “Argentine Offer,” and together with the U.S. Offer, the “Offers”). The price offered in the Argentine Offer is the same as the Offer Price in the U.S. Offer, payable in Argentine pesos in the case of the Argentine Offer. The Bidders do not intend to change the Offer Price and, while the Offers are open, will not purchase or make any arrangements to purchase Securities, other than pursuant to the Offers.
     Items 1 through 12 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the U.S. Offer to Purchase, are hereby amended and supplemented as described below. All page references in this Amendment No. 1 refer to the U.S. Offer to Purchase.
FORWARD LOOKING STATEMENTS
     The section “Forward Looking Statements” on page 5 of the U.S. Offer to Purchase is deleted in its entirety.
SUMMARY TERM SHEET—“How will payment be made for the Securities I tender?”
     The response to this question on page iv of the U.S. Offer to Purchase is amended and restated in its entirety to read as follows:
     The Bidders will be deemed to have accepted for payment (and thereby purchased) Shares or ADSs validly tendered in the U.S. Offer and not properly withdrawn when the Bidders give written notice to the U.S. Receiving Agent of acceptance for payment of such Shares and ADSs. However, payment for Securities you tender may be delayed because the Bidders will not accept or pay for any Securities tendered in the U.S. Offer or the Argentine Offer until the Required Regulatory Approval has been obtained. If the Required Regulatory Approval has not been obtained prior to the expiration of the U.S. Offer or any extension thereof, the Bidders will pay for the Securities tendered up to 3 (three) business days after the Required Regulatory Approval has been obtained and announced. If, instead, the Required Regulatory Approval is obtained prior to the expiration of the U.S. Offer, payment will be made promptly after the Expiration Date or any extension thereof. Finally, if the Required Regulatory Approval is not obtained so as to allow the Bidders to accept the Securities and pay for them on or prior to January 15, 2009, the Purchaser will cause all Securities tendered and not withdrawn to be returned and you will receive no payment. (See “THE U.S. OFFER — SECTION 2. Acceptance for Payment and Payment.”)
     Payment for Shares and ADSs accepted pursuant to the U.S. Offer will be made, provided the Required Regulatory Approval has been obtained, by deposit of the Offer Price therefore in U.S. dollars with the U.S. Receiving Agent and subsequent payment to tendering holders through the U.S. Receiving Agent. The U.S. Receiving Agent will act as an agent for tendering holders of Shares and/or ADSs, respectively, for the purpose of receiving payments from the Bidders and disbursing payments to such tendering holders of Shares and/or ADSs whose Shares and/or ADSs have been accepted for payment.
     Each sale of Shares and/or ADSs pursuant to the U.S. Offer will be settled in U.S. dollars. Holders of Shares and/or ADSs who wish to convert the U.S. dollars received in connection with the U.S. Offer into another currency will bear all exchange rate risk associated with this conversion and will bear additional exchange rate risks should the U.S. Offer be extended. For more information on the payment mechanics see “THE U.S. OFFER — SECTION 2. Acceptance for Payment.”)
CERTAIN INFORMATION CONCERNING THE ESKENAZI FAMILY, PURCHASER AND HOLDING
     The section “Holding” on page 21 of the U.S. Offer to Purchase is amended and restated in its entirety to read as follows:

          Holding. Purchaser is a direct wholly-owned subsidiary of Petersen Energía Inversora Holding GmbH, a limited liability company (GmbH) organized under the laws of the Republic of Austria (“Holding”). Holding is a holding whose material assets consist of all of the outstanding equity interests in Purchaser and is engaged in no activities other than those incidental to holding such interests.
PURPOSE OF THE OFFERS; PLANS FOR YPF
     The section “Purpose of the Offers; Plans for YPF” on page 26 of the U.S. Offer to purchase is amended and restated in its entirety to read as follows:
     The Offers are being made by the Bidders to comply with certain provisions of the By-laws in connection with the acquisition by Purchaser from Repsol and certain of its affiliates, of 0.1% of the outstanding capital stock of YPF, upon exercise of such First Option by Purchaser on May 20, 2008. After the consummation of the acquisition pursuant to the First Option, the Eskenazi Family will indirectly hold 15% of the total outstanding Securities. Accordingly, under the By-laws, the Eskenazi Family, acting directly or through an affiliate, is required to make an offer to purchase all remaining outstanding Securities. Repsol has agreed under the terms of the First Option and the SHA not to tender Securities held by it and its subsidiaries into the Offers. Accordingly, if the Second Option is exercised and the Offers are consummated, it is not expected that Petersen SA could acquire a number of Class D Shares and ADSs that represents more than 26% of the total outstanding capital stock of YPF.
     The Bidders’ (or Certain of their Affiliates’) Plans for YPF, Transactions and Operations Following the Offers
     Pursuant to the SHA:
•	Repsol and Petersen SA have agreed that after the consummation of the Offers, Repsol may sell capital stock of YPF held by it and/or certain of its affiliates in a public offering (the “Oferta Pública de Venta” or “OPV”). Repsol and Petersen SA agreed that the number of Shares owned by Repsol and/or certain of its affiliates that will be transferred through the OPV shall be determined only and exclusively by Repsol, without in any case the aggregate number of shares of YPF to be sold by Repsol and/or certain of its affiliates being less than ten percent (10%) of the YPF’s capital stock. Repsol undertook not to accept offers to purchase and not to transfer shares of YPF in the OPV until the expiration of a 3 (three) months period (the “Waiting Period”) starting as from the execution of the SHA on February 21, 2008. The Waiting Period expired on May 21, 2008.

•	Repsol and Petersen SA agreed to enable YPF to study and evaluate the possible acquisition at market price and conditions of certain businesses and assets that Repsol and certain of its affiliates hold in certain jurisdictions in Latin America. An acquisition will be undertaken if it is beneficial and in the best interest of YPF. In addition, Repsol and Petersen SA have agreed that YPF may sell to third parties certain non-strategic assets in certain geographic areas.

•	Repsol and Petersen SA agreed to distribute as a dividend ninety percent (90%) of the profit of YPF, which is to be made in two (2) payments each year, and agreed to vote in favor of the corporate resolutions needed for YPF to decide to distribute a special dividend of U.S. $850,000,000 (eight hundred and fifty million dollars) which shall be paid (i) 50% during 2008 (25% were paid during the first six months and 25% are expected to be paid in the second half of the year); and (ii) the remaining 50% during the year 2009 (25% during the first six months and 25% in the second half of the year).

•	Repsol and Petersen SA undertook to actively perform all the necessary actions for YPF to amend the By-laws so as to demand the launch of a tender offer for 100% of the shares only in the following cases: (i) when an interest equal to or exceeding 15% of the capital stock of the Company is acquired; or (ii) when an interest equal to or exceeding 50% of the capital stock of the Company is acquired (thus eliminating the obligation in the By-laws, of launching a tender offer each time an additional interest is acquired once 15% of YPF’s capital stock has been previously acquired if such acquisition does not exceed 50% of the capital stock of YPF). On April 24, 2008, the By-laws were amended accordingly.

•	Repsol (and certain of its affiliates) and Petersen SA are obligated to discuss and attempt to reach agreement on how to vote on proposals presented at shareholders’ meetings involving certain matters (referred to as “special matters”), including, without limitation, capital increases in excess of Ps.250,000,000, granting or issuance of options or convertible obligations, amendments to the By-laws, reductions in the YPF’s capital (except as legally required), the merger of the YPF or any of its subsidiaries (except in the case of mergers between certain subsidiaries) and the divestiture of certain of the YPF’s subsidiaries and of certain assets. In the event that Repsol (and certain of its affiliates) and Petersen SA cannot reach an agreement on any of these “special matters,” they both must vote against such matters.

•	Repsol and certain of its affiliates agreed that, following the consummation of the Acquisition, the composition of the YPF’s Board of Directors (the “Board”) would reflect a proportional representation of Repsol’s and Petersen SA’s interests in the outstanding capital stock of YPF, with (i) Repsol retaining the right to appoint the majority of members of the Board for so long as it holds the majority of YPF’s outstanding capital stock and (ii) Petersen SA having the right to appoint at least five members of the Board (or three members in the event its interest in YPF decreases to 10% of YPF’s outstanding capital stock, excluding certain dilution events in respect of capital increases). In particular, pursuant to the Shareholders’ Agreement, Repsol (and certain of its affiliates) and Petersen SA also agreed that Mr. Antonio Brufau will remain the Chairman of the Board, Mr. Sebastián Eskenazi will serve as the Chief Executive Officer of YPF, Mr. Antonio Gomis, a representative designated by Repsol, will serve as YPF’s Chief Operating Officer and Mr. Enrique Eskenazi will serve as a Director of YPF and will also serve as a Non-Executive Vice President of the Board.
     Neither the Bidders nor any of their affiliates intend to make any material changes to YPF’s business or corporate structure other than as otherwise discussed herein or in Schedule 13D filed by Petersen SA with the SEC on February 28, 2008 or any amendments thereto.
     Management of YPF
     Except as described above or elsewhere in this U.S. Offer to Purchase, neither the Bidders nor any of their affiliates have present plans or proposals that would relate to or result in any change in YPF’s Board or management other than those modifications decided at the shareholders’ meeting of YPF of March 7, 2008 and April 28, 2008, which intended to reflect a proportional representation of Repsol’s and Petersen SA’s interests in the outstanding capital stock of YPF and the designation of Mr. Ignacio Cruz Morán as chief financial offices of YPF on April 28, 2008. See Form 6-K which YPF filed with the SEC on March 12, 2008, and Amendment No. 2 to Schedule 13 D which Petersen SA filed with the SEC on May 6, 2008.
     Securities
     The Bidders do not have any present plans to cause Shares and ADSs, which are not purchased pursuant to the Offers to be cashed out in a merger or similar transaction. Such a transaction would not be permitted under Argentine law without the consent of a majority of the holders of such Shares and ADSs. In addition, pursuant to the By-laws, the approval of the holders of Class A Shares would be required for such a transaction.
     Pursuant to the Second Option Agreement, following the completion of the Offers, the Eskenazi Family or one or more of its affiliates may at any time on or prior to February 21, 2012, seek to acquire an additional 10% of the outstanding Securities owned by Repsol. The ability of the Eskenazi Family to materialize the acquisition among other things, will depend upon the availability of financing on terms acceptable to the Eskenazi Family.
     Except as described above or elsewhere in this U.S. Offer to Purchase, the Bidders have no present plans or proposals that would relate to or result in an extraordinary corporate transaction involving YPF or its subsidiaries, any material change in its capitalization or dividend policy or any other material change in YPF’s corporate structure or business.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Petersen Energía Inversora, S.A.

By: Name:	/s/ Mauro Dacomo Mauro Dacomo
Title:	Consejero — Secretario del Consejo de Administración

Enrique Eskenazi,
Sebastián Eskenazi,
Matías Eskenazi Storey and
Ezequiel Eskenazi Storey

By: Name:	/s/ Mauro Dacomo Mauro Dacomo
Title:	Attorney-in-Fact
Dated: September 29, 2008